Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel    : +91 40 4900 2900

Fax    : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddy.com

February 2, 2018

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces the launch of Tetrabenazine Tablets in the U.S. Market”.

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Saunak SAVLA saunaks@drreddys.com (Ph: +91-40-49002135)	Calvin Printer calvinprinter@ drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy's Laboratories announces the launch of

Tetrabenazine Tablets in the U.S. Market

Hyderabad, India, February 2, 2018	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. Febraury 2, 2018— Dr. Reddy’s Laboratories Ltd (BSE: 500124, NSE: DRREDDY, NYSE: RDY) announced today that it has launched Tetrabenazine Tablets, a therapeutic equivalent generic version of Xenazine® (tetrabenazine) in the United States market approved by the U.S. Food and Drug Administration (USFDA).

The Xenazine® brand and generic had U.S. sales of approximately $322 million MAT for the most recent twelve months ending in November 2017 according to IMS Health*.

Dr. Reddy’s Tetrabenazine Tablets are available in strengths of 12.5 mg and 25 mg, each strength is available in a bottle count size of 112.

Xenazine® is a registered trademark of Valeant Pharmaceuticals Luxembourg S.A.R.L.

WARNING: DEPRESSION AND SUICIDALITY

See full prescribing information for complete boxed warning.

• Increases the risk of depression and suicidal thoughts and behavior (suicidality) in patients with Huntington’s disease (5.1)

• Balance risks of depression and suicidality with the clinical need for control of chorea when considering the use of tetrabenazine (5.2)

• Monitor patients for the emergence or worsening of depression, suicidality, or unusual changes in behavior (5.1)

• Inform patients, caregivers and families of the risk of depression and suicidality and instruct to report behaviors of concern promptly to the treating physician (5.1)

• Exercise caution when treating patients with a history of depression or prior suicide attempts or ideation (5.1)

• Tetrabenazine tablets are contraindicated in patients who are actively suicidal, and in patients with untreated or inadequately treated depression (4, 5.1)

Please see http://www.drreddys.com/pi/Tetrabenazine-PI.pdf for Full Prescribing Information including Boxed Warning

*IMS National Sales Perspective: Retail and Non-Retail MAT November 2017

RDY-0118-191

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.